

March 29, 2011

Via E-mail
Frank Brod
Corporate Vice President, Finance and Administration
Microsoft Corporation
One Microsoft Way
Redmond, Washington 98052-6399

> **Re: Microsoft Corporation**
> **Form 10-K for the Fiscal Year Ended June 30, 2010**
> **Form 10-Q for the Quarterly Period Ended December 31, 2010**
> **File No. 000-14278**

Dear Mr. Brod:

We have reviewed your letter dated March 11, 2011 in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated March 1, 2011.

Form 10-K for the Fiscal Year Ended June 30, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations

Financial Condition, page 33

1.   You indicate in response to prior comment 2 that domestic cash flows from operations continue to be sufficient to fund operating activities and cash commitments for investing and financing activities. Tell us what consideration you gave to specifying the time period that you believe your domestic cash resources will be sufficient, including the short-term and long-term needs and sources of capital. Please refer to Financial Reporting Codification 501.03.a "Liquidity – Capital Resources."

2.   You indicate in response to prior comment 2 that borrowing funds domestically may be used to fund discretionary investing and financing activities, such as significant share repurchases. Tell us where this is identified in your liquidity discussion. In this regard, we note your discussion of other planned uses of capital on page 37 indicating that "existing cash, cash equivalents and short-term investments, together with funds generated from operations, should be sufficient to meet operating requirements, regular quarterly dividends, debt repayment schedules, and share repurchases." Furthermore, in view of that disclosure, you should provide the context and rationale for your prior issuances of long-term debt in fiscal years 2009 and 2010. Prior to fiscal year 2009, your long-term debt consisted primarily of tax contingencies and other tax liabilities and not long-term borrowings. Please refer to Financial Reporting Codification 501.02 "Prospective Information" and Section IV of SEC Release 33-8350, "Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

3.   In addition, regarding your response to prior comment 2, in order to provide context for the assets subject to repatriation, it appears that your disclosure should also address the nature and composition of such assets held in foreign subsidiaries including a description of the related market, settlement or other risk exposures and describe the nature of any limits or restrictions including your ability to use or access those assets to fund operations, domestically or otherwise. Refer to Financial Reporting Codification 501.03.a "Liquidity – Capital Resources" and Financial Reporting Codification 501.03.a.i. "Additional Guidance on Presentation of Liquidity and Capital Resources Disclosures." Please provide us with your proposed disclosures addressing the foregoing concerns.

Form 10-Q for the Quarterly Period Ended December 31, 2010

Notes to Financial Statements

Note 16 – Segment Information, page 25

4.   We note your response to prior comment 3. It appears that the impact of changing the composition of your segments was material as compared to certain amounts previously reported. Specifically, we note the significant differences in revenue in the Windows & Window Live and Entertainment and Devices divisions. As such, please describe the nature of the changes in future filings.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3226 with any other questions.

Sincerely,

/s/ Craig D. Wilson

Craig D. Wilson
Sr. Asst. Chief Accountant